Mail Stop 3561

September 18, 2007

Ken Martin, Chief Executive Officer
Nano-Jet Corp.
15321 Main Street, Suite 102
PO Box 5000, PMB 152
Duvall, WA 98019

> **Re:** **Nano-Jet Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **File No. 333-103986**

Dear Mr. Martin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Parsons Law Firm
    Phone: (425) 451-8036
    Via Fax: (425)-451-8568